EXHIBIT 99

JOINT PRESS RELEASE

Magna to Acquire Veoneer, Positioning Magna’s ADAS Business as a Global Leader in a Fast-Growing Industry

  Veoneer’s complementary products and capabilities strengthen and broaden Magna’s ADAS portfolio and industry position
  Transaction adds significant engineering and software expertise, including in sensor perception and drive policy software
  Enhances Magna’s ADAS systems capabilities and feature functionality
Magna’s ADAS

Magna's ADAS business positioned to be a global leader with acquisition of Veoneer

AURORA, Ontario and STOCKHOLM, Sweden, July 22, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) and Veoneer (NYSE: VNE; SSE: VNE SDB) today announced that they have entered into a definitive merger agreement under which Magna will acquire Veoneer, a leader in automotive safety technology. Pursuant to the agreement, Magna will acquire all of the issued and outstanding shares of Veoneer for $31.25 per share in cash, representing an equity value of $3.8 billion, and an enterprise value of $3.3 billion, inclusive of Veoneer’s cash, net of debt and other debt-like items as of March 31, 2021.

The acquisition builds on Magna’s strengths and positions the company’s advanced driver assistance systems (“ADAS”) business as a global leader with comprehensive capabilities. The acquisition also expands Magna’s ADAS business with major customers and provides access to new customers and regions, including in Asia. Magna expects to operate Veoneer’s Arriver™ sensor perception and drive policy software platform as an independent business unit, consistent with Veoneer’s current practice.   In addition, Magna will acquire Veoneer’s leading global position in restraint control systems.

“Veoneer’s complementary technology offerings, customer base, and geographic footprint make it an excellent fit with our ADAS business, and the acquisition strengthens our global engineering and software development talent base,” said Magna CEO Swamy Kotagiri. “We expect the combined entity to be an industry leader in active safety solutions, to enhance its position in complete ADAS systems, and to be well-positioned for the transition towards higher levels of autonomy. The acquisition is also consistent with our go-forward strategy to accelerate investment in high-growth areas.”

Following the closing of the transaction, Veoneer will be combined with Magna’s existing ADAS business and integrated into Magna’s electronics operating unit. The combined business will build upon relationships with both organizations’ automotive customers, suppliers and technology partners to develop best-in-class products.

Jan Carlson, Veoneer’s Chairman, President & CEO said: “This is a compelling transaction for all stakeholders. It will deliver significant and immediate value to Veoneer stockholders through an attractive premium to our trading price, and provide new opportunities for our employees to join one of the most capable suppliers in the mobility space. In addition, combining forces with Magna will allow the combined business to elevate its status as a full-systems ADAS supplier, which should benefit our customers, supplier partners and ultimately consumers.”

Mr. Kotagiri added, “We have a great deal of respect for Veoneer’s team around the world and their culture of innovation and creativity. We look forward to welcoming Veoneer’s employees into our global Magna family and are confident that together we will be able to achieve great results and move faster to address the growing ADAS market.”

HIGHLIGHTS OF THE TRANSACTION

  Creates a global leader in ADAS with pro forma 2020 ADAS sales of $1.2 billion and capabilities across:
    Key component categories, including camera, radar, LiDAR and domain controllers; and
    Software features/functions, including perception and drive policy.
  Enhances Magna’s ADAS systems capabilities and adds significant engineering and software competency, including Arriver™ sensor perception and drive policy software.
  The complementary nature of the two businesses is expected to result in greater ADAS content per vehicle for Magna driven by the opportunity to offer more complete and integrated ADAS systems, inclusive of software.
  Strengthens Magna’s customer and geographic diversification in ADAS. The combined entity will have a well-diversified customer base. In addition, Veoneer’s business and footprint in Asia builds on Magna‘s customer and geographic bases in this important region.
  Expect to realize annual run-rate synergies of approximately $100 million by 2024. These savings are incremental to Veoneer’s previously announced market adjustment initiatives.
  The all-cash transaction will allow Magna to maintain a strong balance sheet with an expected adjusted debt to adjusted EBITDA ratio slightly above the high end of Magna’s 1.0 to 1.5 target range at closing.

TRANSACTION DETAILS AND TIMING
The transaction has been unanimously approved by the Veoneer and Magna boards of directors, and Veoneer’s board of directors unanimously recommends that Veoneer stockholders approve the proposed merger and merger agreement. In addition, Veoneer stockholders AMF, Cevian, AP4 and Alecta, which collectively represent approximately 40% of Veoneer’s outstanding shares of common stock, have either entered into support agreements with Magna or provided indications of support, pursuant to which they have agreed, among other things and subject to certain conditions, to vote their shares of Veoneer common stock in favor of the transaction. A special meeting of Veoneer’s stockholders will be convened in connection with the transaction as soon as practicable after the mailing to Veoneer’s stockholders of the proxy statement in connection with the merger. The transaction is expected to close near the end of 2021, subject to the approval of Veoneer’s stockholders, certain regulatory approvals and other customary closing conditions. The transaction is not subject to any financing conditions.

Citi serves as financial advisor and Sidley Austin LLP serves as legal counsel to Magna. Rothschild & Co and Morgan Stanley serve as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP serves as legal counsel to Veoneer.

TRANSACTION CONFERENCE CALL
Magna will hold a conference call for interested analysts and Magna shareholders to review the acquisition Friday morning, July 23, 2021 at 7:00 a.m. EDT. The number to use for this call is 1-800-582-0984. The number for overseas callers is 1-416-981-9007. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com.

A slide presentation accompanying the conference call will be available on www.magna.com prior to the call.

For anyone unable to listen to the scheduled call, the rebroadcast numbers are: North America 1-800-558-5253 and overseas 1-416-626-4100 (reservation number is 21996365) and will be available until July 30, 2021.

TAGS
ADAS, Veoneer, acquisition, Arriver™

MAGNA CONTACTS
Investor
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com, (+1) 905.726.7035

Media
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com, (+1) 248.761.7004

VEONEER CONTACT
Thomas Jönsson, EVP Communications & IR
thomas.jonsson@veoneer.com, +46.(0)8.527.762.27

ABOUT MAGNA
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 84 product development, engineering and sales centres spanning 28 countries.

For further information about Magna [(NYSE: MGA; TSX: MG)], please visit www.magna.com or follow us on Twitter @MagnaInt.

MAGNA FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Strategic benefits of the transaction, including positioning in complete ADAS system, as well as cameras, radar, domain controllers, perception, motion control and mapping software, and restraint control systems

  Inherent merger and acquisitions risks, including:  unexpected costs, liabilities or delays; inability or failure to achieve intended benefits from the transaction; and/or loss of customers, suppliers, employees or other forms of business disruption; failure to satisfy the conditions to completion of the transaction, including approval of the merger by Veoneer’s stockholders, and receipt of required governmental / regulatory approvals on the terms or at the timing expected
  Acquisition integration risks, including the failure to realize anticipated synergies
  Technology and innovation risks, including competitiveness of acquired technologies
  Program launch risks
  Intense competition

Financial impact of transaction, including Sales diversification, sales growth, content per vehicle opportunities, and expected synergies	Same risks as above Shifts in consumer take rates Potential loss of material purchase order
Leverage ratio	Inherent merger and acquisitions risks, including: unexpected costs, liabilities or delays; inability or failure to achieve intended benefits from the transaction Credit ratings changes
Engineering & software resources and expertise
  Acquisition integration risks
  Attraction/retention of skilled labour, including failure to retain critical employees of either the acquired business or our own existing business
  Labour disruption risk at acquired unionized facilities

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

  Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
  Customer and Supplier Related Risks
  concentration of sales with six customers;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;
  Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 shutdowns;
  supply disruptions, including with respect to semiconductor chips;
  higher costs to mitigate supply disruptions;
  climate change risks;
  attraction/retention of skilled labour;
  IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity cost volatility;
  declines in scrap steel/aluminum prices;
  Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
  Other Business Risks
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
  Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•   discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

ABOUT VEONEER
Veoneer, Inc. is a worldwide leader in automotive technology. Our purpose is to create trust in mobility. We design, develop, and manufacture state-of-the-art software, hardware and systems for occupant protection, advanced driving assistance systems, and collaborative and automated driving to OEMs globally. Headquartered in Stockholm, Sweden, Veoneer has 7,500 employees in 11 countries. In 2020, sales amounted to $1.37 billion. The Company is building on a heritage of close to 70 years of automotive safety development. In 2018, Veoneer became an independent, publicly traded company listed on the New York Stock Exchange (NYSE: VNE) and on the Nasdaq Stockholm (SSE: VNE SDB).

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in connection with the proposed acquisition of Veoneer by Magna pursuant to a definitive Agreement and Plan of Merger (the “merger agreement”) between Veoneer, Magna and 2486345 Delaware Corporation (“Acquisition Sub”). In connection with the proposed merger, Veoneer intends to file relevant materials with the United States Securities and Exchange Commission (SEC), including a proxy statement which will be mailed or otherwise disseminated to Veoneer‘s stockholders. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VEONEER AND THE PROPOSED MERGER. Stockholders may obtain free copies of the definitive proxy statement, any amendments or supplements thereto and other documents containing important information about Veoneer or the proposed merger, once such documents are filed with the SEC, free of charge at the SEC's website at www.sec.gov, or from Veoneer at https://www.veoneer.com/en/investors or by directing a request to Veoneer’s Investor Relations Department at thomas.jonsson@veoneer.com.

Participants in the Solicitation
Veoneer and certain of its respective directors and executive officers may be deemed to be "participants" in the solicitation of proxies from Veoneer’s stockholders in connection with the merger. Information about Veoneer’s directors and executive officers and their direct or indirect interests, by security holdings or otherwise, is set forth in Veoneer’s proxy statement on Schedule 14A for its 2021 annual meeting of stockholders filed with the SEC on March 29, 2021. To the extent holdings of Veoneer’s securities by such participants (or the identity of such participants) have changed, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement filed with the SEC regarding the proposed merger, if and when it becomes available.

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Veoneer Forward-Looking Statements
This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the completion of the merger. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. The reader is cautioned not to rely on these forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed merger or to make any filing or take other action required to consummate such merger in a timely matter or at all. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Risks and uncertainties include, but are not limited to: (i) the merger may involve unexpected costs, liabilities or delays; (ii) the failure to satisfy the conditions to the consummation of the transaction, including approval of the merger by Veoneer’s stockholders and the receipt of certain governmental and regulatory approvals on the terms or at the timing expected; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (iv) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected; (v) risks related to diverting management attention from ongoing business operations; (vi) the business of Veoneer may suffer as a result of uncertainty surrounding the merger or the potential adverse changes to business relationships resulting from the proposed merger; and (vii) the outcome of any legal proceedings that may be instituted against Veoneer related to the merger agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Veoneer’s financial condition, results of operations, credit rating or liquidity.

You should carefully consider the foregoing factors and the other risks and uncertainties relating to Veoneer described in Veoneer’s Annual Report on Form 10-K  for the most recently completed fiscal year, and other reports and documents filed by Veoneer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at www.sec.gov. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Veoneer assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Veoneer does not give any assurance that it will achieve its expectations.